TDC Rated A3 with Negative Outlook by Moody's

COPENHAGEN, Denmark, Dec. 2, 2002 (PRIMEZONE) -- TDC's (NYSE:TLD) credit rating with Moody's is unchanged at A3, but the outlook has been changed from stable to negative.

Moody's says it's outlook change "reflects Moody's belief that, due to slower-than-expected growth, continued competitive pressure in TDC's main markets Denmark and Switzerland, as well as the increase in financial risk resulting from the additional investment in Switzerland in 2003, TDC's debt protection ratios will weaken and the company may have difficulty returning them to current levels in the near term. However, the rating agency recognizes management's commitment to the existing rating and we believe that the company may increase its efforts to reduce the financial risk, if required to offset pressure on the rating."

In May 2002 Moody's gave TDC an A3 rating with stable outlook. Since then TDC Switzerland has performed better than expected, which has more than compensated for a slight deterioration in TDC Tele Danmark. Thus, on November 4, TDC upgraded the Outlook 2002 for EBITDA from DKK 14.0bn to DKK 14.2bn, reflecting that TDC is performing better than foreseen in May.

TDC's 9 month 2002 figures showed EBITDA of DKK 10.6bn, up 17.5% compared with 9M 2001, net income of DKK 3.9bn (including one-time items and fair value adjustments of minority passive investments), compared with DKK 821m. TDC's capital expenditures were DKK 5.4bn (excluding share acquisitions), down 32%.

TDC is a growth and value-creation oriented Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as seven main business units; TDC Tele Danmark, TDC Mobile International, TDC Internet, TDC Cable TV, TDC Directories, TDC Services and TDC Switzerland. TDC was privatized in 1994. Today, SBC Communications owns 41.6% of the shares, with the remainder held by individual and institutional shareowners all over the world.

TDC Listings

Shares: Copenhagen Stock Exchange
Reuters TDC.CO
Bloomberg TDC DC
Nominal value DKK 5
ISIN DK0010 253335
Sedol 5698790

Shares: New York Stock Exchange
Reuters TLD.N
Bloomberg TLD US
One ADS represent one half common share
ISIN US8723 6N1028
Sedol 2883094

CONTACT:  TDC A/S
          Investor Relations
          45 3343 7680
          www.tdc.com